Exhibit 2

     The CIT Group/
     Capital Equipment Financing
     Suite 224
     4050 Executive Park Drive
     Cincinnati, OH  45241
     513 789-0920

      THE
       CIT
     GROUP
                              February 23, 1995

Mr. Larry Addington
1500 North Big Run Road
Ashland, KY  41102

Dear Larry:

          This letter will confirm our offer to make loans in the aggregate principal amount of up to $40,000,000 to certain of the corporations listed on Schedule A hereto (collectively the "Borrowers"), subject to the terms and conditions outlined in the attached Outline of Terms (the "Outline"). The terms and conditions described in this letter and in the Outline are intended as an outline only and do not purport to summarize all of the terms, conditions, covenants, representations, warranties, defaults and other provisions which will be contained in the final loan documentation (the "Loan Documentation").

          This letter, the Outline and the financing arrangements described herein are delivered to Borrowers with the understanding that neither this letter, the Outline nor the substance of said financing arrangements shall be disclosed by Borrowers to anyone outside the Borrowers, except to those professional advisors who have a confidential relationship with Borrowers and require knowledge thereof to perform their duties (including legal counsel, accountants, financial advisors and shareholders of Addington Resources, Inc.), or where disclosure is required by law. This letter and the Outline supersede all prior agreements and understandings relating to the subject matter hereof and, until the execution of the Loan Documents, embody the entire agreement and understanding among the parties hereto. This letter and the Outline are solely for your benefit and cannot be assigned to any third party.

          Mr. Larry Addington, Mr. Robert Addington and Mr. Bruce Addington (collectively, "Addington") jointly and severally, shall
(a) indemnify the CIT Group/Equipment Financing, Inc. and its affiliates (collectively, "CIT") and their respective officers, employees, attorneys, agents and directors ("indemnified Persons") against any and all losses, claims, damages, or liabilities of every kind whatsoever to which CIT may become subject in connection in any way with the transaction which is the subject of this letter and the Outline, including without limitation, expenses incurred in connection with investigating or defending against any liability or action whether or not a party thereto, except to the extent any of the foregoing is found in a final judgment by a court of competent jurisdiction to have arisen solely from CIT's gross negligence or willful misconduct; and (b) assert no claim against CIT or any other Indemnified Persons, on any theory of liability, for special, indirect, consequential, incidental or punitive damages. The obligations described in this paragraph are independent of all other obligations of Addington hereunder and under the Loan Documents, shall survive the expiration, revocation or termination of this letter, and shall be payable whether or not the financing transactions contemplated by this letter shall close. CIT's obligations under this letter are enforceable solely by the parties signing this letter and may not be relied upon by any other persons.

          This letter and the Outline shall be governed by the internal laws (as opposed to conflicts of law provisions) and decisions of the State of New York, and may only be amended by a writing signed by both parties.

          ADDINGTON AND CIT HEREBY IRREVOCABLY WAIVE ALL RIGHT TO
A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING
OUT OF OR RELATED TO THIS LETTER, THE OUTLINE OR THE TRANSACTIONS
CONTEMPLATED HEREBY.

          This letter and the Outline have been issued in reliance upon the accuracy of all information furnished to CIT by Addington and the accuracy of the terms and provisions thereof.

          If this offer, as contained in this letter and the Outline, is acceptable to you, kindly indicate your acceptance by returning a signed copy of this letter and a signed copy of the Outline.

          This offer will expire at 5:00 p.m. Eastern Standard Time on February 25, 1995, unless previously accepted by you in the manner indicated above.

          It is a great pleasure for the CIT Group/Equipment
Financing, Inc. to be able to provide this financing. We hope that additional opportunities for us to work together will occur in the near future.


                    Very truly yours,


                    /s/ Charles T. Lee
                    Charles T. Lee
                    Vice President

                    The CIT Group/Equipment
                    Financing, Inc.


/s/ Larry Addington
Larry Addington
                              By: /s/ Gary L. Gross

Date: 2/25/95                 Title: /s/ Vice President

                              Date: 2/28/95

/s/ Robert Addington
Robert Addington

Date:  2/25/95



/s/ Bruce Addington
Bruce Addington

Date:   2/25/95

                                 SCHEDULE A


Addington Mining, Inc.
Addwest Minerals, Inc.
Mining Technologies, Inc.
Addwest Mining, Inc.
Tennessee Mining Company
Belize River Fruit Company
New River Lime, Inc.



                                 OUTLINE OF TERMS

Lender:   The CIT Group/Equipment Financing, Inc. or an affiliate
("Lender").

Borrowers:     Certain of the corporations set forth on Schedule A
to the attached letter.

Guarantors:    With respect to each Loan made to a Borrower, all
other Borrowers and the parent corporation of the Borrowers
("Parent") shall provide an absolute and unconditional guarantee
("Guarantors").

Structure of Transaction:     Term Loan and Revolving Line of
Credit Facility (collectively, the "Loans").

The structure of this transaction is subject to change to satisfy legal consideration issues among the parties. Loans under a collective financing agreement ("Loan Agreement") will be made to the individual Borrowers based upon the respective collateral of each Borrower. The Borrowers shall be jointly and severally liable for the payment of all obligations under the Loan Documents. The loans to each Borrower will be secured by the collateral pledged by such Borrower as well as the collateral pledged by all the other Borrowers. The loans to each Borrower will be cross-defaulted to the loans to the other Borrowers.

Commitment Period: Lender's commitment to make the Loans hereunder will expire on the earliest of (i) September 30, 1995, (ii) written notice to Borrowers that one or more of the conditions precedent to the initial Loans described below will not or cannot be timely satisfied, or (iii) Lender has been notified that any Borrower is seeking alternative financing or otherwise requests Lender to terminate its commitment.

                       TERM LOAN FACILITY

Amount of Loans:

The Term Loans ("Term Loans") to all Borrowers will not exceed the aggregate principal amount of $25,000,000 (the "Committed Funds").

Number of Takedowns:

One (1) per Borrower.

Term:

The term loan to each Borrower will mature in eight (8) years.

Interest Rate:

Fixed rate per annum equal to the "Treasury Rate" (as defined below) plus 3.00%.

"Treasury Rate" shall mean, with respect to the Term Loans, the rate per annum equal to the yield to maturity on actively traded U.S. Treasury Securities having a remaining term to maturity closest to five (5) years at the close of business on the first business day prior to the date of the making of such loan, as reported on page 5 ("U.S. Treasury and Money Markets") of the information ordinarily provided by Telerate Systems Incorporated. The five (5) year Treasury Rate as of February 14, 1995 was 7.40%.

Repayment Schedule:

Twelve (12) equal consecutive installments of interest only, payable monthly in arrears, followed by eighty-four (84) equal consecutive installments of principal and interest, payable monthly in arrears. Interest shall be calculated based on a year of 360 days and actual days elapsed.

Early Termination Fee:

Provided that Borrowers are not in default under the Loan Agreement, Borrowers shall be permitted to prepay the Term Loans in whole or in part on or after the midpoint (on the 48th installment payment date of the Term Loans) of this transaction, together with a prepayment fee of 5% of the outstanding principal balance. The prepayment fee of 5% shall decline by .104% per monthly installment for the remaining term of the Term Loans.

Mandatory Prepayments:

Borrowers shall make a mandatory prepayment, at each fiscal year end, equal to 50% of "free cash flow" for such fiscal year which shall be applied against scheduled principal payments in inverse order of maturity up to a maximum cumulative prepayment of $7,500,000. Free cash flow is defined as the sum of net income, plus depreciation, plus amortization plus depletion minus current maturities of long-term debt and minus up to a maximum of $3,600,000 in capital expenditures.

All asset sale proceeds from any fixed asset collateral which supported the making of the Term Loans shall be applied to prepay the principal installments of the Term Loans in the inverse order of maturity. Fifty percent (50%) of all other asset sale proceeds of fixed asset collateral shall be applied to prepay the principal installments of the Term Loans in the inverse order of maturity.

No prepayment penalty shall be required in connection with any of the above mandatory prepayments.

                REVOLVING LINE OF CREDIT FACILITY

Amount:

A maximum of $15,000,000.

The Revolving Line of Credit shall be subject to the advance rates outlined below.

Term:

Three (3) years.

Advance Rates:

Accounts Receivable:

Year 1 - Up to 90% against eligible accounts receivable plus the lesser of 20% of said receivables or $3,000,000.

Year 2 - Up to 90% against eligible accounts receivable plus the lesser of 20% of said receivables or $2,000,000.

Year 3 - Up to 90% against eligible accounts receivable plus the lesser of 20% of said receivables or $1,000,000.

Eligible accounts shall exclude, without limitation, those accounts more than ninety (90) days past invoice date.

Inventory:

Up to 65% of eligible stockpiled coal inventory subject to a limit to be agreed upon and valued at the lower of FIFO cost or market value.

All eligibility criteria shall be acceptable to Lender.

Interest Rate:

Floating rate per annum to be equal to the thirty day London
Interbank Offered Rate plus 2.65%. Interest shall be calculated based on a year of 360 days and actual days elapsed.

Collections:

The collection of accounts receivable shall be deposited into lock boxes in the Lender's name at a bank or banks acceptable to the Borrowers and the Lender and will be governed by a tri-party lock box agreement. So long as the Borrowers maintain excess Revolving Line of Credit borrowing availability of at least $3,000,000 and an event of default has not occurred, the Borrowers shall have use of such collections for their cash requirements in the ordinary course of business. Upon the election of the Lender after excess Revolving Line of Credit borrowing availability falls below $3,000,000 or the occurrence of an event of default, such collections shall be applied to the repayment of amounts outstanding under the Loan Agreement upon the Lender's receipt of immediately available funds.

Reporting:

The borrowers shall submit to the Lender borrowing base certificates calculating borrowing availability according to the Advance Rates under the Revolving Line of Credit on a monthly basis so long as the Borrowers maintain excess Revolving Line of Credit borrowing availability of at least $3,000,000 and an event of default has not occurred. Upon election of the Lender after excess Revolving Line of Credit borrowing availability falls below $3,000,000 or the occurrence of an event of default, the Borrowers shall be required to submit borrowing base certificates on a weekly basis.

Collateral Management Fee:

$35,000 per annum payable in advance for costs incurred for collateral administration and periodic field examinations.

Unused Line Fee:

One half of one percent (.50%) on the Revolving Line of Credit Amount computed on the difference between the Revolving Line of credit and the average daily outstanding balance of the Revolving Line of Credit Loans (the "Revolving Loan Balance"), payable monthly in arrears on the last day of each month.

Early Termination Fee:

Three percent (3%), two percent (2%) or one percent (1%) if the Revolving Line of Credit is terminated prior to the first, second or third anniversary, respectively. The Early Termination Fee will be computed based on the average outstanding Revolving Loan Balance for the preceding ninety (90) days.

Mandatory Prepayment:

In the event that the Term Loans have been prepaid in full, any mandatory prepayments required to be made with respect to the Term Loans shall be applied to the outstanding principal balance of the Revolving Line of Credit Loans. All asset sale proceeds from any collateral other than fixed asset collateral ("Non-Fixed Assets") that supported the making of the Revolving Line of Credit Loans shall be applied to prepay the outstanding principal balance of the Revolving Line of Credit Loans. Fifty percent (50%) of the asset sale proceeds of all other Non-Fixed Assets shall be applied to prepay the outstanding principal balance of the Revolving Line of Credit Loans.

No prepayment penalty shall be required in connection with any of the above mandatory repayments.

                  TERMS APPLICABLE TO ALL LOANS

Use of Loan Proceeds:

(i) To finance the working capital needs of Borrowers from time to time.

(ii) To refinance the $4,500,000 existing equipment loan made to Addington Mining, Inc. by Caterpillar Finance.

(iii) To provide the necessary capital funds to effectuate the tax free exchange of stock and assets between Addington Resources, Inc. and Parent.

Security Interest:

Borrowers will grant Lender a first priority (and exclusive) security interest in substantially all of their respective assets. Parent will pledge the stock of Borrowers to Lender, and Addington will pledge the stock of Parent to Lender. All assets shall be satisfactory to Lender.

Borrowers will grant Lender a second priority security interest on the "Gold Road" mine assets if N.M. Rothschild consents to such security interest; otherwise, Borrowers will arrange for Lender to obtain a first priority (and exclusive) security interest in such assets upon payment of all debt owing to N.M. Rothschild.

Location of Equipment:

Commonwealth of Kentucky, State of West Virginia, Commonwealth of
Pennsylvania.

Fixed Assets Condition:

So long as any Loans are outstanding, Borrowers shall maintain the Equipment component of the fixed asset collateral in the conditions to be specified in the Loan Agreement, including, without limitation, the following:

(i) All equipment must be capable of passing performance tests according to manufacturers' specifications.

(ii) Peripherals and additional systems on all pieces of Equipment must be intact and correctly operational.

(iii) All pneumatic, electrical, hydraulic and mechanical systems on the Equipment must be operational according to manufacturers' specifications.

(iv)  No cracked or broken glass.

(v)  No body or frame damage.

Appraisal:

Borrowers shall provide an appraisal, satisfactory to Lender, indicating the Fair Market Value and the Orderly Liquidation Value of the fixed asset collateral.

Insurance:

Borrowers shall provide evidence of all-risk physical property and damage insurance, business interruption insurance, statutory workers compensation/employer's liability insurance and comprehensive general liability insurance, satisfactory to Lender in form, substance and amount and loss payment endorsements payable to Lender with respect to Borrowers' non-liability insurance policies. In addition, there shall be maintained key man life insurance on the life of Mr. Larry Addington in the amount of at least $5,000,000 and otherwise in form and substance satisfactory to Lender, and Lender shall be the assignee or beneficiary of such life insurance policy.

Environmental and Regulatory Issues:

Lender shall be provided with an environmental audit, and if deemed necessary by Lender, an environmental risk assessment (which in each instance must be satisfactory to Lender) of all hazardous waste disposal practices and all physical sites utilized by Borrowers. All environmental and regulatory issues relating to the proposed transaction and the collateral shall be satisfactory to Lender and its counsel.

Conditions Precedent to Initial Loan:

Lender will have no obligation to make any loan hereunder:

(i) If, at the time of any proposed borrowing, there shall have occurred, in Lender's sole judgment, a material adverse change in the business, financial condition or operations of any Borrower, Parent or any Guarantor.

(ii) Unless all legal matters and all Loan Documents are satisfactory in form and substance to Lender and its counsel.

(iii) Unless Lender shall have received a written opinion of Borrowers', Parent's and Guarantor's counsel regarding the transactions contemplated hereby, which shall be satisfactory in form and substance to Lender, and shall include inter alia opinions to the effect that the Hart-Scott-Rodino Anti-Trust Improvements Act has been fully complied with or that compliance is not required, that all requirements of the Securities and Exchange Commission and applicable securities laws (federal and state) and bulk sale transfer laws have been met, that the interest and fees to be charged and collected by Lender on and with respect to the Loans do not violate applicable usury laws, and that the Lender's security interests in the collateral have been perfected.

(iv) Unless Lender shall have satisfactorily completed its due diligence investigation of the Borrowers, Parent and the Guarantors and shall be satisfied with respect to the assets, liabilities, commitments, contingencies, results of operations and prospects of the Borrowers, Parent and the guarantors.

(v) Unless there shall be no pending litigation or claims with respect to (a) any aspect of the transaction contemplated herein, or (b) Addington Resources, Inc., Mr. Larry Addington, Mr. Robert Addington, Mr. Bruce Addington, the Borrowers, Parent or any Guarantor, which, if adversely determined, would in the opinion of Lender have a material adverse effect on the condition, operations, properties or prospects of Addington Resources, Inc., Mr. Larry Addington, Mr. Robert Addington, Mr. Bruce Addington, the Borrowers, Parent or any Guarantor.

(vi) Unless Lender (a) is satisfied that following the making of the Term Loans and the initial Revolving Line of Credit Loan and the consummation of the "spin-off", each Borrower is solvent, is able to pay its debts as such debts mature and is not left with an unreasonably small capital and (b) receives evidence thereof in the form of appraisals prepared by third parties and/or such other evidence as Lender shall require in its sole and absolute discretion.

(vii)  Unless no event of default shall exist under the Loan
Documents.

(viii) Unless representations and warranties contained in the Loan Documents will be accurate on the date the Term Loans and the initial Revolving Line of Credit Loan are to be made.

(ix) Unless Lender shall have received, and found satisfactory, proof of Borrowers' ownership of the Equipment.

(x) Unless Lender shall have received and found satisfactory in its sole discretion a physical inspection and appraisal of the fixed asset collateral.

(xi) Unless Lender shall have reviewed and found satisfactory the fairness opinion and all terms of the contemplated "spin-off".

(xii)  Unless all necessary approvals for the contemplated
"spinoff" shall have been obtained.

(xiii) Unless Borrowers' or Parent's, as applicable, GII aircraft and associated debt is retired.

(xiv)  Unless Borrowers obtain the consent of Cincinnati Gas &
Electric Company (and any other coal sales contracts which require the support of Addington Resources, Inc.) to the "spin-off" of Addington Mining, Inc. from Addington Resources, Inc.

(xv) Unless Parent and each guarantor execute and deliver to Lender an absolute and unconditional guaranty of all obligations of Borrowers to Lender hereunder as well as all existing obligations of Borrowers to Lender.

(xvi) Unless the $10,000,000 subordinated debt in favor of Addington Resources, Inc. shall be specifically subordinated to the Term Loans and the Revolving Line of Credit Facilities and shall be subject to an intercreditor agreement on acceptable terms and conditions to Lender including, but not limited to, interest only for at least the first five years at an interest rate not to exceed 10% and an interest payment prohibition in the event of a payment or covenant default.

(xvii) Unless the contemplated $10,000,000 note receivable from Robert Addington to Borrowers, Parent or Guarantors shall be pledged to Lender and shall have specific repayment terms acceptable to Lender.


Representations and Warranties:

Representations and warranties with respect to Borrowers usually included in secured leveraged buyout financings shall be required, together with such other representations and warranties that Lender determines to be appropriate to this transaction.

General Covenants:

Negative and affirmative covenants with respect to Borrowers usually included in loan agreements for secured leveraged buyout financings shall be required, together with such other covenants that Lender determines to be appropriate to this transaction.

Such covenants would include, but not be limited to (i) covenants limiting investments in or advances to other companies or persons, including, without limitation, affiliates of Borrowers, (ii) covenants limiting mergers and acquisitions, sales of assets not in the ordinary course of business, guarantees, liens and transactions with affiliates of Borrowers; (iii) covenants prohibiting dividends and distributions prior to January 1, 1996 and limiting dividends and distributions to not more than 25% of net income in any subsequent fiscal year, but only to the extent that said dividend/distribution amount does not violate the fixed charge coverage ratio, (iv) covenants regarding compliance with all laws, including, without limitation, ERISA and environmental laws, (v) Borrowers and any Guarantors not materially changing their respective business or stock ownership, (vi) a covenant requiring Borrowers' annual capital expenditures be limited to $3,600,000 plus 50% of net income (it being understood that Mining Technologies, Inc. has the capacity to build Highwall Mining Systems and upon the prior written consent of Lender not to be unreasonably withheld provided no event of default then exists. Mining Technologies, Inc. may make expenditures to build such systems, provided that the associated contract mining agreement(s) are in full force and effect), (vii) a covenant requiring Borrowers to promptly notify Lender of the receipt of any notices that Borrowers have failed to perform under any of their respective contracts, and (viii) Borrowers to promptly notify Lender of receipt of any notices that any of Borrowers' coal sales agreements or contract mining agreements have been terminated.

Financial Covenants:

The Loan Documents shall contain such financial covenants as follows:

(i) On a consolidated basis, a minimum tangible net worth equal to Parent's opening balance sheet amount and which said amount shall increase by $2,000,000 as of December 31, 1995 (if the "spin-off" is not consummated by August 31, 1995, this $2,000,000 increase shall not be required); and increase by an additional $5,000,000 as of December 31, 1996; and increase by an additional $5,000,000 as of December 31, 1997; and increase by an additional $5,000,000 as of December 31, 1998; and then remain at no less than that absolute amount thereafter for the remaining term of the Loans.

(ii) On a consolidated basis, a minimum fixed charge coverage ratio, tested quarterly, for the immediately preceding twelve month period just ended as follows:

from Loan inception through June 30, 1996 - 115%, from September 30, 1996 through June 30, 1997 - %120, from September 30, 1997 and thereafter - 140%. Fixed charge coverage is defined as the sum of net income plus taxes plus interest expense, plus rent and lease expense plus depreciation plus amortization plus depletion divided by the sum of taxes, plus interest expense, plus rent and lease expense plus current maturities of long-term debt (excluding mandatory prepayments) plus dividends. Up until the time that Borrowers complete twelve months of operations, this fixed charge coverage ratio shall be determined for each quarterly period based upon the cumulative period of time from the inception of the Loans.

Event of Default:

The Loan Documents shall include events of default (with usual grace periods and cure provisions) usually included in loan agreements for secured leveraged buyout financings and such other events of default that Lender determines to be appropriate to this transaction. Such defaults shall include, but not be limited to, payment defaults, breach of covenants and inaccuracy of representations and warranties, shutdown of any of Borrowers' mining operations by any governmental authority, change of control of any Borrower, cross-defaults to other indebtedness and contingent liabilities of any Borrower, failure of any employee benefit plan to comply with a material provision of ERISA or the Internal Revenue Code, environmental defaults, material adverse change in condition, operations, properties or prospects of any Borrower, Parent or any Guarantor, material judgements and reorganization, receivership, bankruptcy or insolvency proceedings of any Borrower, Parent or any Guarantor.

Net Loan:

       All costs of operation, maintenance, appraisals, taxes, insurance and other associated costs will be paid by Borrowers.
This transaction has been structured by Lender as a net loan.

Assignment:

Lender shall have the right at any time to assign all or any part of its rights and obligations under the Loan Documents to other financial institutions. Neither Addington, Borrowers, Parent nor any Guarantor shall have the right to assign any rights or obligations under any commitment letters or Loan Documents to any other person.

Legal Fees, Appraisal Fees and Transaction Expenses:

Addington shall each be jointly and severally liable to pay all (i) fees and disbursements of counsel to Lender, (ii) appraisal fees,
(iii) UCC lien search and filing fees and (iv) other expenses of Lender incurred in connection with the contemplated transaction regardless of whether the contemplated transaction is consummated.

Governing Law:

New York

Financial Statements:

Throughout the term of the Loans, Lender shall receive Borrowers', Parent's and Guarantors' annual audited financial statements (certified by an independent accounting firm) within 120 days of the end of each fiscal year and Borrowers', Parent's and Guarantors' quarterly financial statements (certified by its chief financial officer) within 90 days of the end of each fiscal quarter. On a quarterly basis, Borrowers, Parent and Guarantors shall provide a Compliance Certificate signed by their respective Chief Financial Officers certifying that Borrowers, Parent and Guarantors are not in default of any of their respective obligations.

Security Deposit/Commitment Fee:

Addington has paid $200,000 as a Security Deposit. As agreed in the proposal letter, the entire Security Deposit automatically converted to a commitment fee upon Lender's issuance of this commitment letter, and is non-refundable regardless of whether Addington accepts this commitment letter or whether the contemplated transaction is consummated. Lender's retention of any commitment fee shall not reduce or relieve Addington of their obligation to pay the costs and expenses of Lender which are payable by Addington hereunder.

Upon funding of the proposed transaction and as consideration for Lender's transaction structuring and review activities and for providing the funds at closing, Addington shall remit an additional fee such that the total Commitment Fee shall equal one percent (1%) of the Committed Term Loans and Revolving Line of Credit Loans.


/s/ Larry Addington      The CIT Group/Equipment Financing, Inc.
Larry Addington
                         By:/s/  Gary L. Gross

Date: 2/25/95            Title: Vice President

                         Date: 2/28/95

/s/ Robert Addington
Robert Addington

Date: 2/25/95

/s/ Bruce Addington
Bruce Addington


Date: 2/5/95